Filed Pursuant to Rule 424(b)(2)

Registration No. 333-158663

This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Preliminary Pricing Supplement - Subject to Completion

(To Prospectus dated April 20, 2009

and Series L Prospectus Supplement dated April 21, 2009)

February 28, 2012

Callable Yield Notes Linked to the Performance of the S&P 500® Index and the Russell 2000® Index, due March [19], 2013

•

The notes are unsecured senior notes issued by Bank of America Corporation (“BAC”). The notes do not guarantee a full return of your principal at maturity, and you could lose up to 100% of your investment.

•	All payments due on the notes, including the repayment of principal, will be subject to our credit risk.

•	The notes will mature on March [19], 2013.

•	The payment at maturity of the notes will depend on the levels of the S&P 500® Index and the Russell 2000® Index (each, a “Market Measure,” and collectively, the “Market Measures”).

•	Interest will be paid quarterly in arrears at a rate expected to be between [7 - 9]% per annum (to be determined on the pricing date).

•

Prior to the maturity date, we may redeem the notes, in whole but not in part, on any interest payment date scheduled to occur on or after June [19], 2012, at 100% of the principal amount of the notes, together with accrued and unpaid interest. No interest will accrue or be payable following an early redemption.

•

At maturity, the amount you will be entitled to receive (the “Redemption Amount”) will depend on the individual performance of each Market Measure and whether a Knock-In Event (as defined below) has occurred. If the notes are not redeemed prior to maturity, the Redemption Amount will be determined as follows:

•

If a Knock-In Event occurs during the Observation Period (as defined below), the Redemption Amount will equal the principal amount of the notes you hold multiplied by the sum of one plus the Market Measure Return of the Lowest Performing Market Measure (each as defined below). In this case, the maximum Redemption Amount will equal the principal amount of the notes. Therefore, unless the Ending Level of each of the Market Measures is greater than or equal to its Starting Level, the Redemption Amount will be less than the principal amount of the notes and you could lose your entire investment.

•	If a Knock-In Event does not occur during the Observation Period, the Redemption Amount will equal the principal amount of each of the notes you hold.

•

A “Knock-In Event” will occur if the closing level of either Market Measure reaches or falls below its Knock-In Level on any trading day during the Observation Period. The Knock-In-Level for each Market Measure will equal 70% of its level on the pricing date.

•	The “Observation Period” will be the period from but excluding the pricing date to and including the calculation day.

•	The notes will be issued in denominations of $1,000 and whole multiples of $1,000 (the “Original Offering Price”).

•	The notes will not be listed on any exchange.

•	The CUSIP number for the notes is 06048WKZ2.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price (1)	$1,000.00	$
Underwriting Discount	$ 22.50	$

Proceeds (before expenses)	$ 977.50	$

(1)	Plus accrued interest, if settlement occurs after the scheduled settlement date.

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-11, page S-4 of the attached prospectus supplement, and page 8 of the attached prospectus. You may lose some or all of your investment in the notes.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about March [19], 2012 against payment in immediately available funds.

Merrill Lynch & Co.

SUMMARY

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand these notes. You should read carefully the entire pricing supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the prospectus supplement or prospectus, this pricing supplement will supersede those documents.

Certain capitalized terms used and not defined in this pricing supplement have the meanings ascribed to them in the prospectus supplement and prospectus.

In light of the complexity of the transaction described in this pricing supplement, you are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Bank of America Corporation.

What are the notes?

The notes are senior debt securities issued by Bank of America Corporation, and are not secured by collateral. However, the notes will differ from traditional debt securities in that their return at maturity is linked to the performance of the Market Measures. The notes do not guarantee a full return of your principal at maturity, and you could lose up to 100% of your investment. The notes will rank equally with all of our other unsecured senior indebtedness from time to time outstanding, and all payments due on the notes, including any repayment of principal, will be subject to our credit risk. The notes will mature on March [19], 2013.

Will we pay interest on the notes?

Yes. We will pay interest on the notes at a rate of between [7 - 9]% per annum if the notes have not been redeemed. The actual interest rate will be determined on the pricing date. Interest will be calculated on a 30/360 basis.

Interest will be paid quarterly in arrears on the scheduled interest payment dates for the notes, which are June [19], 2012, September [19], 2012, December [19], 2012 and March [19], 2013.

Under what circumstances will the notes be redeemed?

Prior to the maturity date, we may redeem the notes in whole, but not in part, on any interest payment date scheduled to occur on or after June [19], 2012 at 100% of the principal amount of the notes, together with accrued and unpaid interest. See “Description of the Notes—Redemption at Our Option.”

How is the Redemption Amount calculated?

At maturity, the amount you will be entitled to receive (the “Redemption Amount”) will depend on the individual performance of the S&P 500® Index and the Russell 2000® Index (each, a “Market Measure,” and together, the “Market Measures”) and whether a Knock-In Event has occurred. If the notes are not redeemed prior to the maturity date, the Redemption Amount will be determined as follows:

•

If a Knock-In Event occurs during the Observation Period, the Redemption Amount will equal the principal amount of the notes you hold multiplied by the sum of one plus the Market Measure Return of the Lowest Performing Market Measure (each as defined below). In this case, the maximum Redemption Amount will equal the principal amount of the notes. Therefore, unless the Ending Level of each of the Market Measures is greater than or equal to its Starting Level, the Redemption Amount will be less than the principal amount of the notes and you could lose your entire investment; or

•	If a Knock-In Event does not occur during the Observation Period, the Redemption Amount will equal $1,000 for each note, the principal amount of each note.

Any payment on the notes is subject to our ability to pay our obligations as they become due.

A “Knock-In Event” will occur if the closing level of either Market Measure reaches or falls below its Knock-In Level on any trading day during the Observation Period. The “Knock-In Level” for each Market Measure will be 70% of its Starting Level. The “Lowest Performing Market Measure” will be the Market Measure with the lowest Market Measure Return.

For each Market Measure, the Market Measure Return will be calculated as follows:

((	Ending Level – Starting Level Starting Level	)	; subject to a maximum of zero	)

Is it possible for you to lose some or all of your investment in the notes?

Yes. If a Knock-In Event occurs during the Observation Period and the Ending Level of the Lowest Performing Market Measure is less than its Starting Level, you will be fully exposed to any decrease in the level of the Lowest Performing Market Measure. In this case, the Redemption Amount you will be entitled to receive will be less than the principal amount of the notes and you could lose your entire investment.

How will the Starting Level and Ending Level of each Market Measure be determined?

The “Starting Level” for each Market Measure will be its closing level on the pricing date.

The “Ending Level” for each Market Measure will be its closing level on the calculation day.

The “calculation day” is March [14], 2013 and is subject to postponement, as described below.

The “Observation Period” will be the period from but excluding the pricing date to and including the calculation day.

Is the return on the notes limited in any way?

Yes. The Redemption Amount will not exceed the principal amount. Accordingly, you will not participate in or receive any benefit from any increase in the level of either Market Measure, and your return is limited solely to any interest payments made on the notes. Additionally, the notes are subject to potential early redemption. If the notes are redeemed prior to the maturity date, you will be entitled to receive the principal amount of your notes and any accrued but unpaid interest. In this case, you will lose the opportunity to continue to accrue and be paid interest from the date of early redemption to the scheduled maturity date. If the notes are redeemed prior to the maturity date, you may be unable to invest in other securities with a similar level of risk that yield as much interest as the notes.

Who will determine the amounts payable on the notes?

The calculation agent will make all the calculations associated with the notes, such as determining the Starting Level and the Ending Level of each Market Measure and the Redemption Amount. We will appoint our affiliate, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), to act as calculation agent for the notes. See the section entitled “Description of the Notes—Role of the Calculation Agent.”

Will you have an ownership interest in either of the Market Measures?

No. An investment in the notes does not entitle you to any ownership interest, including any voting rights, dividends paid, or other distributions, in the securities included in either Market Measure. The notes will be payable only in U.S. dollars.

Who is the selling agent for the notes? And what are the fees charged in connection with the offering of the notes?

MLPF&S will act as our selling agent in connection with the offering of the notes and will receive an underwriting discount based on the number of notes sold. See the section entitled “Supplement to the Plan of Distribution; Role of MLPF&S and Conflicts of Interest.”

The selling agent’s offering of the notes does not constitute advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

How are the notes being offered?

We have registered the notes with the SEC in the United States. However, we will not register the notes for public distribution in any jurisdiction other than the United States. MLPF&S and any other dealers that offer the notes may solicit offers to purchase the notes from non-U.S. investors in reliance on available private exemptions. See the section entitled “Supplemental Plan of Distribution—Selling Restrictions” in the prospectus supplement.

Will the notes be listed on an exchange?

No. The notes will not be listed on any exchange.

Does ERISA impose any limitations on purchases of the notes?

Yes. An employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (commonly referred to as “ERISA”), or a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended, or the “Code,” including individual retirement accounts, individual retirement annuities, or Keogh plans, or any entity the assets of which are deemed to be “plan assets” under the ERISA regulations, should not purchase, hold, or dispose of the notes unless that plan or entity has determined that its purchase, holding, or disposition of the notes will not constitute a prohibited transaction under ERISA or Section 4975 of the Code.

Any plan or entity purchasing the notes will be deemed to be representing that it has made that determination, or that a prohibited transaction class exemption (“PTCE”) or other statutory or administrative exemption exists and can be relied upon by such plan or entity. See the section entitled “ERISA Considerations.”

Are there any risks associated with your investment?

Yes. An investment in the notes is subject to risk. The notes do not guarantee a full return of your principal at maturity, and you could lose up to 100% of your investment. Please refer to the section entitled “Risk Factors” beginning on page PS – 11 of this pricing supplement, page S-4 of the attached prospectus supplement, and page 8 of the attached prospectus.

Hypothetical Redemption Amounts and Total Payments on the Notes

The tables and examples below illustrate hypothetical Redemption Amounts payable at maturity and, in the case of the tables, total payments over the term of the notes (which include both payments at maturity and the total interest paid on the notes) on a $1,000 investment in the notes for a range of Market Measure Returns of the Lowest Performing Market Measure, both in the event a Knock-In Event does not occur and in the event a Knock-In Event does occur.

The tables and examples are based on a hypothetical interest rate of 8% (the midpoint of the range set forth on the cover page) per annum and assume that (i) the notes are not redeemed prior to maturity, (ii) the term of the notes is exactly one year and (iii) the Knock-In Level for each Market Measure is 70% of its Starting Level. In addition, the examples below assume that the Starting Level is 1,250.00 for SPX and 750.00 for RTY.

The examples are intended to illustrate hypothetical calculations of only the Redemption Amount. The Redemption Amounts and total payment amounts set forth below are provided for illustration purposes only. The actual Redemption Amounts and total payments on the notes will depend on several variables, including, but not limited to (a) whether the closing level of either Market Measure is less than or equal to its Knock-In Level on any trading day during the Observation Period and (b) the Ending Level of the Lowest Performing Market Measure determined on the calculation day.

It is not possible to predict whether a Knock-In Event will occur, and if there is a Knock-In Event, whether and by how much the Ending Level of the Lowest Performing Market Measure will decrease in comparison to its Starting Level. Any payment on the notes is subject to our ability to pay our obligations as they become due. The numbers appearing in the following tables and examples have been rounded for ease of analysis.

TABLE 1: A Knock-In Event DOES NOT occur during the Observation Period.

Principal Amount of Notes	Percentage Change from the Starting Level to the Ending Level of the Lowest Performing Market Measure	Market Measure Return of the Lowest Performing Market Measure	Redemption Amount (Knock-In Event does not occur)	Total Interest Payments on the Notes	Total Payment on the Notes
$1,000.00	50.00%	0.00%	$1,000.00	$80.00	$1,080.00
$1,000.00	40.00%	0.00%	$1,000.00	$80.00	$1,080.00
$1,000.00	30.00%	0.00%	$1,000.00	$80.00	$1,080.00
$1,000.00	20.00%	0.00%	$1,000.00	$80.00	$1,080.00
$1,000.00	10.00%	0.00%	$1,000.00	$80.00	$1,080.00
$1,000.00	0.00%	0.00%	$1,000.00	$80.00	$1,080.00
$1,000.00	-5.00%	-5.00%	$1,000.00	$80.00	$1,080.00
$1,000.00	-10.00%	-10.00%	$1,000.00	$80.00	$1,080.00
$1,000.00	-15.00%	-15.00%	$1,000.00	$80.00	$1,080.00
$1,000.00	-20.00%	-20.00%	$1,000.00	$80.00	$1,080.00
$1,000.00	-29.99%	-29.99%	$1,000.00	$80.00	$1,080.00

TABLE 2: A Knock-In Event OCCURS during the Observation Period.

Principal Amount of Notes	Percentage Change from the Starting Level to the Ending Level of the Lowest Performing Market Measure	Market Measure Return of the Lowest Performing Market Measure	Redemption Amount (Knock-In Event occurs during the Observation Period)	Total Interest Payments on the Notes	Total Payment on the Notes
$1,000.00	50.00%	0.00%	$1,000.00	$80.00	$1,080.00
$1,000.00	40.00%	0.00%	$1,000.00	$80.00	$1,080.00
$1,000.00	30.00%	0.00%	$1,000.00	$80.00	$1,080.00
$1,000.00	20.00%	0.00%	$1,000.00	$80.00	$1,080.00
$1,000.00	10.00%	0.00%	$1,000.00	$80.00	$1,080.00
$1,000.00	0.00%	0.00%	$1,000.00	$80.00	$1,080.00
$1,000.00	-5.00%	-5.00%	$950.00	$80.00	$1,030.00
$1,000.00	-10.00%	-10.00%	$900.00	$80.00	$980.00
$1,000.00	-15.00%	-15.00%	$850.00	$80.00	$930.00
$1,000.00	-20.00%	-20.00%	$800.00	$80.00	$880.00
$1,000.00	-30.00%	-30.00%	$700.00	$80.00	$780.00

Examples of Calculation of Redemption Amounts at Maturity

Example 1: A Knock-In Event occurs because the closing level of one Market Measure reaches its Knock-In Level during the Observation Period, and the Ending Level of the Lowest Performing Market Measure is less than its Starting Level.

Market Measure	Starting Level	Lowest Closing Level of the Market Measure during the Observation Period	Ending Level on the Calculation Day
SPX	1,250.00	1,250.00 (100% of Starting Level)	1,375.00 (110% of Starting Level)
RTY	750.00	525.00 (70% of Starting Level)	525.00 (70% of Starting Level)

Since the closing level of RTY reaches its Knock-In Level during the Observation Period, a Knock-In Event occurs. RTY is also the Lowest Performing Market Measure.

Therefore, the Market Measure Return of the Lowest Performing Market Measure will equal:

(	Ending Level of RTY – Starting Level of RTY Starting Level of RTY	)	; subject to a maximum of 0.00

=	(525.00 – 750.00 750.00)	= -0.30

The Redemption Amount = principal amount of the notes × (1 + Market Measure Return of the Lowest Performing Market Measure)

=	1,000 × (1 – 0.30)	= $700

Example 2: A Knock-In Event occurs because the closing level of one Market Measure reaches its Knock-In Level during the Observation Period. In addition, the Lowest Performing Market Measure never reaches or falls below its Knock-In Level during the Observation Period, and the Ending Level of the Lowest Performing Market Measure is less than its Starting Level.

Market Measure	Starting Level	Lowest Closing Level of the Market Measure During the Observation Period	Ending Level on the Calculation Day
SPX	1,250.00	875.00 (70% of Starting Level)	1,375.00 (110% of Starting Level)
RTY	750.00	652.50 (87% of Starting Level)	652.50 (87% of Starting Level)

Since the closing level of SPX reaches its Knock-In Level during the Observation Period, a Knock-In Event occurs. RTY is the Lowest Performing Market Measure, even though its closing level never reaches or falls below its Knock-In Level during the Observation Period.

Therefore, the Market Measure Return of the Lowest Performing Market Measure will equal:

(	Ending Level of RTY – Starting Level of RTY Starting Level of RTY	)	; subject to a maximum of 0.00

=	(652.50 – 750.00)	= -0.13
750.00

The Redemption Amount = principal amount of the notes × (1 + Market Measure Return of the Lowest Performing Market Measure)

= 1,000 × ( 1 – 0.13 ) =$870

Example 3: A Knock-In Event occurs because the closing level of one Market Measure reaches its Knock-In Level during the Observation Period, but the Ending Level of the Lowest Performing Market Measure is greater than its Starting Level.

Market Measure	Starting Level	Lowest Closing Level of the Market Measure During the Observation Period	Ending Level on the Calculation Day
SPX	1,250.00	875.00 (70% of Starting Level)	1,375.00 (110% of Starting Level)
RTY	750.00	675.00 (90% of Starting Level)	900.00 (120% of Starting Level)

Since the closing level of SPX reaches its Knock-In Level during the Observation Period, a Knock-In Event occurs. SPX is also the Lowest Performing Market Measure.

Therefore, the Market Measure Return of the Lowest Performing Market Measure will equal:

(	Ending Level of SPX – Starting Level of SPX Starting Level of SPX	)	; subject to a maximum of 0.00

=	(1,375.00 – 1,250.00)	= 0.10
1,250.00

BUT 0.10 is greater than the maximum of 0.00, so the Market Measure Return of the Lowest Performing Market Measure is 0.00.

The Redemption Amount = principal amount of the notes × (1 + Market Measure Return of the Lowest Performing Market Measure)

= 1,000 × (1 + 0.00) = $1,000

Example 4: A Knock-In Event does not occur during the Observation Period.

Market Measure	Starting Level	Lowest Closing Level of the Market Measure During the Observation Period	Ending Level on the Calculation Day
SPX	1,250.00	1,087.50 (87% of Starting Level)	1,375.00 (110% of Starting Level)
RTY	750.00	660.00 (88% of Starting Level)	825.00 (110% of Starting Level)

Since the closing level of each Market Measure did not reach or fall below its Knock-In Level during the Observation Period, a Knock-In Event does not occur.

Therefore, the Redemption Amount equals the principal amount of each note, or $1,000.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

General Risks Relating to the Notes

Your investment may result in a loss; there is no guaranteed return of principal. The notes are not principal protected. There is no fixed repayment amount of principal on the notes at maturity. If a Knock-In Event occurs during the Observation Period, the Redemption Amount will equal the principal amount of the notes you hold multiplied by the sum of one plus the Market Measure Return of the Lowest Performing Market Measure. Unless the Ending Level of each of the Market Measures is greater than or equal to its Starting Level, the Redemption Amount will be less than the principal amount of the notes and you could lose your entire investment. As a result, depending on the performance of the Market Measures, you may lose all or a substantial portion of your investment.

Your return on the notes, if any, is limited to the return represented by the periodic interest payments over the term of the notes. Your return on the notes is limited to the periodic interest payments over the term of the notes, regardless of the extent to which the Ending Level of either Market Measure exceeds its Starting Level. Similarly, the Redemption Amount payable at maturity will never exceed the Original Offering Price, regardless of the extent to which the Ending Level of either Market Measure exceeds its Starting Level.

The notes are subject to a potential early redemption, which would limit your ability to accrue interest over the full term of the notes. The notes are subject to a potential early redemption. Prior to maturity, we may redeem the notes on any interest payment date scheduled to occur on or after June [19], 2012, upon notice. If the notes are redeemed prior to the maturity date, you will be entitled to receive the principal amount of your notes and any accrued but unpaid interest. In this case, you will lose the opportunity to continue to accrue and be paid interest from the date of early redemption to the scheduled maturity date. If the notes are redeemed prior to the maturity date, you may be unable to invest in other securities with a similar level of risk that yield as much interest as the notes.

Your yield may be less than the yield on a conventional debt security of comparable maturity. Any yield that you receive on the notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

Your investment return is limited and may be less than a comparable investment directly in the Market Measures, or the components of the Market Measures. Although your return on the notes is limited to the interest payments over the term of the notes, a direct investment in the Market Measures or the components of the Market Measures would allow you to receive the benefit of any appreciation in their value. Your return on the notes, if any, will not reflect the return you would realize if you actually owned those securities and received the dividends paid or distributions made on them.

The market value of the notes may decrease at an accelerated rate as the level of a Market Measure approaches and decreases below its Knock-In Level. When the level of a Market Measure decreases from its Starting Level to a level near its Knock-In Level for the first time, the market value of the notes may decrease at a greater rate than the market value of that Market Measure. If a Market Level closes at a level that is near or below its Lock-In Level, we expect that the market value of the notes will decrease, to reflect the fact that you may receive at maturity a Redemption Amount that is less than the Original Offering Price.

You must rely on your own evaluation of the merits of an investment linked to the Market Measures. In the ordinary course of their businesses, our affiliates may have expressed views on expected movements in the Market Measures, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to a Market Measure may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Market Measures from multiple sources, and you should not rely on the views expressed by our affiliates.

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging, and offering the notes. In structuring the economic terms of the notes, we seek to provide you with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the notes. The price, if any, at which you could sell your notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the notes, namely the underwriting discount paid in respect of the notes and other costs associated with the notes, and compensation for developing and hedging the notes. The quoted price of any of our affiliates for the notes could be higher or lower than the Original Offering Price.

Assuming there is no change in the value of the Market Measures and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your notes in a secondary market transaction is expected to be lower than the Original Offering Price. This is due to, among other things, the fact that the Original Offering Price includes, and secondary market prices are likely to exclude, the underwriting discounts paid with respect to, and the development and hedging costs associated with, the notes.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors, including changes in the value of the Market Measures. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that the selling agent will act as a market-maker for the notes, but it is not required to do so. The selling agent may discontinue its market-making activities as to the notes at any time. To the extent that the selling agent engages in any market-making activities, it may bid for or offer the notes. Any price at which the selling agent may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time the selling agent were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The Redemption Amount will not be affected by all developments relating to the Market Measures. Changes in the value of the Market Measures during the term of the notes before the calculation day will not be reflected in the calculation of the Redemption Amount. If a Knock-In Event has occurred, the calculation agent will calculate the Redemption Amount by comparing only the Starting Level to the Ending Level for each Market Measure. No other values of the Market Measure will be taken into account. As a result, if a Knock-In Event has occurred, you will receive less than the Original Offering Price at maturity even if the value of the Market Measure has increased at certain times during the term of the notes before decreasing to a value that is less than its Starting Level as of the calculation day.

Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of interest payments on the applicable interest payment dates and the amount payable to you at maturity are each dependent upon our ability to repay our obligations on the applicable payment date. This will be the case even if the value of each Market Measure increases after the pricing date. No assurance can be given as to what our financial condition will be at any time during the term of the notes.

In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated negative changes in our credit ratings prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the value of the Market Measures, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

Because the notes are linked to the lesser performing (and not the average performance) of the two Market Measures, you may not receive any return on the notes and may lose some or all of your principal amount if the value of either Market Measure decreases below its Starting Level. Your notes are linked to two Market Measures, and a change in the value of one Market Measure may not correlate with changes in the value of the other Market Measure. Even if the Ending Level of one Market Measure increases above its Starting Level as of the calculation day, if a Knock-In Event occurs during the Observation Period, you will lose some or all of your principal if the Ending Level of the other Market Measure decreases below its Starting Level as of the calculation day. As a result, if a Knock-In Event occurs, you will lose some of your principal even if only the value of one Market Measure decreases below its Starting Level as of the calculation day.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price. Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for the notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

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Value of the Market Measures. Because the Redemption Amount is tied to the level of the Market Measures during the Observation Period and on the calculation day, we anticipate that the market value of the notes at any time generally will depend substantially on the value of the Market Measures. The value of the Market Measures will be influenced by complex and interrelated political, economic, financial, and other factors that affect the capital markets generally, the markets on which the securities included in the Market Measures are traded, and the market segments of which these assets are a part. Even if the values of one or both of the Market Measures increase after the pricing date, if you are able to sell your notes before the maturity date, you may receive substantially less than the amount that would be payable at maturity based on that value because of the anticipation that the value of the Market Measures will continue to fluctuate until the end of the Observation Period. If you sell your notes when the value of one or both of the Market Measures is less than, or not sufficiently above, the applicable Starting Level, then you may receive less than the Original Offering Price of the notes. In general, the market value of the notes will decrease as the value of one or both of the Market Measures decreases, and increase as the values of the Market Measures increase. However, as the value of one or both of the Market Measures increases or decreases, the market value of the notes is not expected to increase or decrease at the same rate.

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Volatility of the Market Measures. Volatility is the term used to describe the size and frequency of market fluctuations. The volatility of the Market Measures during the term of the notes may vary. In addition, an unsettled international environment and related uncertainties may result in greater market volatility, which may continue over the term of the notes. Increases or decreases in the volatility of the Market Measures may have an adverse impact on the market value of the notes.

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Economic and Other Conditions Generally. The general economic conditions of the capital markets in the United States, as well as geopolitical conditions and other financial, political, regulatory, and judicial events that affect stock markets generally, may affect the value of the Market Measures and the value of the notes.

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Interest Rates. We expect that changes in interest rates will affect the market value of the notes. In general, if U.S. interest rates increase, we expect that the market value of the notes will decrease, and conversely, if U.S. interest rates decrease, we expect that the market value of the notes will increase. The level of prevailing interest rates also may affect the U.S. economy, and, in turn, the value of the Market Measures.

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Dividend Yields. In general, if dividend yields on the securities included in the Market Measures increase, we anticipate that the market value of the notes will decrease; conversely, if those dividend yields decrease, we anticipate that the market value of the notes will increase.

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Time to Maturity. We anticipate that the notes may have a market value that may be different from that which would be expected based on the levels of market interest rates and the value of the Market Measures. This difference will reflect a time premium or discount due to expectations concerning the value of the Market Measures during the period before the maturity date. In general, as the time remaining to maturity decreases, the value of the notes will approach the amount that would be payable at maturity based on the then-current value of the Market Measures.

Purchases and sales by us and our affiliates may affect your return. We and our affiliates may from time to time buy or sell components of Market Measures, or futures or options contracts on Market Measures or components of the Market Measures for our own accounts for business reasons. We also expect to enter into these transactions in connection with hedging our obligations under the notes. These transactions could affect the value of these components and, in turn, the value of one or both of the Market Measures in a manner that could be adverse to your investment in the notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the pricing date may temporarily increase or decrease the value of a Market Measure or components of a Market Measure. Consequently, the values of that Market Measure or components of that Market Measure may change subsequent to the pricing date of the notes, affecting the value of the Market Measure and therefore the market value of the notes.

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to the Market Measures that are not for your account or on your behalf. We and our affiliates from time to time may buy or sell the securities included in one or both of the Market Measures or related futures or options contracts for our own accounts, for business reasons, or in connection with hedging our obligations under the notes. We also may issue, or our affiliates may underwrite, other financial instruments with returns based upon one or both of the Market Measures. These trading and underwriting activities could affect the Market Measures in a manner that would be adverse to your investment in the notes.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

We or our affiliates may enter into these transactions on or prior to the pricing date, in order to hedge some or all of our anticipated obligations under the notes. This hedging activity could increase the value of one or both of the Market Measures on the pricing date.

In addition, from time to time during the term of the notes and in connection with the determination of the Ending Level of each Market Measure, we or our affiliates may enter into additional hedging transactions or adjust or close out existing hedging transactions. We or our affiliates also may enter into hedging transactions relating to other notes or instruments that we issue, some of which may have returns calculated in a manner related to that of the notes. We or our affiliates will price these hedging transactions with the intent to realize a profit, considering the risks inherent in these hedging activities, whether the value of the notes increases or decreases. However, these hedging activities may result in a profit that is more or less than initially expected, or could result in a loss.

These trading activities may present a conflict of interest between your interest in your notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions, including block trades, for our other customers, and in accounts under our management. These trading activities, if they influence the value of the Market Measures or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Our hedging activities may affect your return on the notes and their market value. We, or one or more of our affiliates, including MLPF&S, may engage in hedging activities that may affect the value of the Market Measures. Accordingly, our hedging activities may increase or decrease the market value of your notes prior to maturity, including during the Observation Period and on the calculation day, and may affect the determination as to whether the notes will be called prior to maturity, and the payment that you may receive at maturity. In addition, we or one or more of our affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes. We or any of our affiliates, including MLPF&S, may hold or resell the notes. Although we have no reason to believe that any of those activities will have a material impact on the value of the Market Measures, we cannot assure you that these activities will not affect the value of the Market Measures and the market value of your notes prior to maturity, the Redemption Amount, or whether the notes will be called.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the notes and, as such, will have the sole discretion to determine the Starting Level and Ending Level of each Market Measure, whether a Knock-In Event occurs, and the Redemption Amount. Under some circumstances, these duties could result in a conflict of interest between our affiliate’s status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a “Market Disruption Event” has occurred. See the sections entitled “Description of the Notes — Market Disruption Events,” “—Adjustments to a Market Measure,” and “—Discontinuance of a Market Measure.” The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment. However, because the calculation agent is not acting as your agent, and because we expect to control the calculation agent, potential conflicts of interest could arise.

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. Under the terms of the notes, you will have agreed with us to treat the notes as callable income-bearing single financial contracts, as described under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.”

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

Risks Relating to the Market Measures

You will have no rights as a securityholder, you will have no rights to receive any of the securities represented by the Market Measures, and you will not be entitled to dividends or other distributions by the issuers of these securities. The notes are our debt securities. They are not equity instruments, shares of stock, or securities of any other issuer. Investing in the notes will not make you a holder of any of the securities represented by the Market Measures. You will not have any voting rights, any rights to receive dividends or other distributions, or any other rights with respect to those securities. The calculation agent will calculate the Redemption Amount by reference to the Ending Level of each Market Measure and whether a Knock-In Event occurred during the Observation Period. As a result, the return on the notes may not reflect the return you would realize if you actually owned those securities and received the dividends paid or other distributions made in connection with them. Additionally, the values of the Market Measures reflect only the prices of the common stocks included in the Market Measures or their components and do not take into consideration the value of the dividends paid on those stocks. The notes will be paid in cash and you have no right to receive delivery of any of these securities.

The respective publishers of the Market Measures may adjust such Market Measures in a way that affects their value, and these respective publishers have no obligation to consider your interests. Each Market Measure Publisher (as defined below) can add, delete, or substitute the components included in a Market Measure or make other methodological changes that could change the value of such Market Measure. You should realize that the changing of companies included in a Market Measure may affect such Market Measure, as a newly added component may perform significantly better or worse than the component it replaces. Additionally, a Market Measure Publisher may alter, discontinue, or suspend calculation or dissemination of a Market Measure. Any of these actions could adversely affect the value of the notes. The Market Measure Publishers will have no obligation to consider your interests in calculating or revising the Market Measures.

Except to the extent that our common stock is included in the S&P 500® Index, we do not control any company included in either Market Measure and are not responsible for any disclosure made by any other company. We currently, or in the future, may engage in business with companies represented by the Market Measures. However, neither we nor any of our affiliates, including MLPF&S, have the ability to control the actions of any of these companies or assume any responsibility for the adequacy or accuracy of any publicly available information about any of these companies, except to the extent that our common stock is included in the S&P 500® Index. You should make your own investigation into the Market Measures and the companies represented by the applicable constituent securities.

Neither of the Market Measure Publishers, their affiliates, nor any company included in the Market Measure or its components will be involved in the offering of the notes or will have any obligation of any sort with respect to the notes. As a result, none of those companies will have any obligation to take your interests as holders of notes into consideration for any reason, including taking any corporate actions that might affect the value of the securities represented by the Market Measures or the value of the notes.

Our business activities relating to the companies represented by the constituent securities of the Market Measures may create conflicts of interest with you. We and our affiliates, including MLPF&S, may engage in business with the companies represented by the Market Measures, including making loans to, equity investments in, or providing investment banking, asset management, or other services to those companies, their affiliates, and their competitors. In connection with these activities, we may receive information about those companies that we will not divulge to you or other third parties. One or more of our affiliates have published, and in the future may publish, research reports on one or more of these companies. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding of the notes. Any of these activities may affect the market value of the notes. We, or any of our affiliates, do not make any representation to any purchasers of the notes regarding any matters whatsoever relating to the issuers of the stocks included in either Market Measure. Any prospective purchaser of the notes should undertake an independent investigation of the companies whose securities are included in the Market Measures as in its judgment is appropriate to make an informed decision regarding an investment in the notes. The inclusion of the securities of those companies in the Market Measures does not reflect any investment recommendations from us or our affiliates.

USE OF PROCEEDS

We will use the net proceeds we receive from each sale of the notes for the purposes described in the accompanying prospectus under “Use of Proceeds.” In addition, we expect that we or our affiliates may use a portion of the net proceeds to hedge our obligations under the notes.

DESCRIPTION OF THE NOTES

General

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is more fully described in the prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

The notes will be issued in denominations of $1,000 and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000.

Prior to maturity, the notes are not repayable at your option. We can redeem the notes prior to maturity as described under “—Redemption at Our Option.”

The notes are not subject to any sinking fund.

The notes will be issued in book-entry form only.

Interest

Interest will be paid on the notes at a rate between [7 - 9]% per annum if the notes have not been redeemed. The actual interest rate will be determined on the pricing date. Interest will be calculated on a 30/360 basis. Interest will be paid quarterly in arrears on the scheduled interest payment dates for the notes, which are June [19], 2012, September [19], 2012, December [19], 2012 and March [19], 2013.

Each interest payment on an interest payment date will include interest accrued from, and including, the issue date or the most recent interest payment date for which interest has been paid or provided for, as the case may be, to, but excluding, that interest payment date. For so long as the notes are held in book-entry only form, we will pay interest to the persons in whose names the notes are registered at the close of business one business day prior to each interest payment date. If the notes are not held in book-entry only form, the record dates will be the first day of the month in which the applicable interest payment is due.

If an interest payment date falls on a day that is not a business day, that interest payment will be made on the next succeeding business day and no additional interest will accrue as a result of the delayed payment. Notwithstanding the foregoing, the final payment of interest and the Redemption Amount will be paid to the person in whose names the notes are registered on the maturity date.

Unless otherwise set forth in the applicable pricing supplement, a “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

Redemption at Our Option

We may redeem the notes in whole or in part prior to maturity. Upon an early redemption, you will receive for each of your notes a cash payment equal to $1,000, plus any accrued and unpaid interest to, but excluding, the early redemption date. You will not receive any interest payments after the early redemption date.

We may exercise our right to redeem the notes by giving notice to the trustee at least five business days but not more than 60 calendar days before the early redemption date. The notice will take the form of a certificate specifying:

•	the early redemption date;

•	the redemption price (which will be the principal amount of your notes, plus accrued and unpaid interest);

•	the CUSIP number of the notes to be redeemed;

•	the place of payment for the notes to be redeemed; and

•	that on and after the early redemption date, interest will cease to accrue on the notes to be redeemed.

For so long as DTC is the record holder of the applicable notes to be redeemed, the trustee will deliver any notice of our election to exercise our redemption right only to that depository.

Payment at Maturity

If your notes are not redeemed prior to maturity, then at maturity, subject to our credit risk as issuer of the notes, you will receive the Redemption Amount per note that you hold, denominated in U.S. dollars. The Redemption Amount will be calculated as follows:

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If a Knock-In Event occurs during the Observation Period, the Redemption Amount will equal the principal amount of the notes you hold multiplied by the sum of one plus the Market Measure Return of the Lowest Performing Market Measure. In this case, the maximum Redemption Amount will equal the principal amount of the notes. Therefore, unless the Ending Level of each of the Market Measures is greater than or equal to its Starting Level, the Redemption Amount will be less than the principal amount of the notes and you could lose your entire investment.

•	If a Knock-In Event does not occur during the Observation Period, the Redemption Amount will equal $1,000 for each note, the principal amount of each note.

The “Lowest Performing Market Measure” will be the Market Measure that had the greater percentage decrease from its Starting Level to its Ending Level, as determined by the calculation agent.

A “Knock-In Event” will occur if the closing level of either Market Measure reaches or falls below its Knock-In Level on any trading day during the Observation Period. The “Knock-In Level” for each Market Measure will be 70% of its Starting Level. The “Lowest Performing Market Measure” will be the Market Measure with the lowest Market Measure Return.

For each Market Measure, the Market Measure Return will be calculated as follows:

((	Ending Level – Starting Level Starting Level	)	; subject to a maximum of zero	)

Determining the Starting Level and the Ending Level of Each Market Measure

The “Starting Level” for each Market Measure will be its closing level on the pricing date.

The “Ending Level” for each Market Measure will be its closing level on the calculation day.

The “calculation day” is March [14], 2013 and is subject to postponement, as described below.

The “Observation Period” will be the period from but excluding the pricing date to and including the calculation day.

“Market Measure Business Day” means a day on which (1) the New York Stock Exchange (the “NYSE”) and The NASDAQ Global Market (“NASDAQ”), or their successors, are open for trading and (2) the Market Measure or any successor thereto is calculated and published.

If the calculation day is not a Market Measure Business Day or if there is a Market Disruption Event as to one or both of the Market Measures on that day, the calculation day for any Market Measure so affected will be the immediately succeeding Market Measure Business Day during which no Market Disruption Event shall have occurred or is continuing; provided that the closing value of each Market Measure will be determined (or, if not determinable, estimated) by the calculation agent in a manner which the calculation agent considers commercially reasonable under the circumstances on a date no later than the second scheduled Market Measure Business Day prior to the maturity date, regardless of the occurrence of a Market Disruption Event on that second scheduled Market Measure Business Day.

Market Disruption Events

As to either Market Measure, a “Market Disruption Event” means one or more of the following events, as determined by the calculation agent:

(A)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange where component stocks of a Market Measure trade as determined by the calculation agent (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Market Measure or any successor market measure; and

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to the Market Measure as determined by the calculation agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in options contracts or futures contracts related to the Market Measure or any successor market measure.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the Market Measure, or any successor market measure, will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on the Market Measure, or any successor market measure, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts, or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to the Market Measure;

(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(5)	if applicable to equity-based Market Measures with component stocks listed on the NYSE, for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered “material.”

Adjustments to a Market Measure

If at any time a Market Measure Publisher makes a material change in the formula for or the method of calculating a Market Measure, or in any other way materially modifies that Market Measure so that the Market Measure does not, in the opinion of the calculation agent, fairly represent the value of the Market Measure had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each date that the closing value of the Market Measure is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of the applicable Market Measure as if those changes or modifications had not been made, and calculate the closing level of the Market Measure on each relevant Market Measure Business Day with reference to the Market Measure, as so adjusted. Accordingly, if the method of calculating a Market Measure is modified so that the value of the Market Measure is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust the Market Measure in order to arrive at a value of the Market Measure as if it had not been modified.

Discontinuance of a Market Measure

If a Market Measure Publisher discontinues publication of a Market Measure, and such Market Measure Publisher or another entity publishes a successor or substitute market measure that the calculation agent determines, in its sole discretion, to be comparable to that Market Measure (a “successor market measure”), then, upon the calculation agent’s notification of that determination to the trustee and to us, the calculation agent will substitute the successor market measure as calculated by the relevant Market Measure Publisher or any other entity and calculate the required payments on the notes as otherwise described above. Upon any selection by the calculation agent of a successor market measure, the calculation agent will cause written notice of the selection to be promptly furnished to the trustee, to us, and to the holders of the notes.

In the event that a Market Measure Publisher discontinues publication of a Market Measure and:

•	the calculation agent does not select a successor market measure; or

•	the successor market measure is not published during the Observation Period or on the calculation day,

the calculation agent will compute a substitute value for the Market Measure in accordance with the procedures last used to calculate the Market Measure before any discontinuance. If a successor market measure is selected or the calculation agent calculates a value as a substitute for a Market Measure as described below, the successor market measure or value will be used as a substitute for that Market Measure for all purposes, including for the purpose of determining whether a Market Disruption Event exists.

If a Market Measure Publisher discontinues publication of the Market Measure before the calculation day, and the calculation agent determines that no successor market measure is available, then on each relevant Market Measure Business Day, the calculation agent will determine the value of the Market Measure as described in the preceding paragraph. The calculation agent will make available to holders of the notes information as to each such value; such information may be disseminated by means of Bloomberg, Reuters, a website, or any other means selected by the calculation agent in its reasonable discretion.

Notwithstanding these alternative arrangements, discontinuance of the publication of Market Measure may adversely affect trading in the notes.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes as described in this pricing supplement, including determinations regarding the Starting Level and Ending Level of each Market Measure, whether a Knock-In Event has occurred, any Market Disruption Events, business days, Market Measure Business Days, and the amounts payable at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

MLPF&S will serve as the calculation agent for the notes. However, we may change the calculation agent at any time without notifying you.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through The Depository Trust Company against payment by purchasers of the notes in immediately available funds. We will make payments on the notes in immediately available funds so long as the notes are maintained in book-entry form.

Events of Default and Acceleration

If an event of default, as defined in the Senior Indenture, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the Senior Indenture will be equal to the amount described under the caption “—Payment at Maturity,” calculated as though the date of acceleration were the maturity date of the notes and as though the calculation day (and the last day of the Observation Period) were five trading days prior to the date of acceleration. In case of a default in the payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.

Listing

The notes will not be listed on any securities exchange or quotation system.

THE MARKET MEASURES

All disclosures contained in this pricing supplement regarding the Market Measures, including, without limitation, their composition, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by each of Standard & Poor’s Financial Services LLC (“S&P”) and Russell Investments (“Russell” together with S&P, the “Market Measure Publishers”). The Market Measure Publishers have no obligation to continue to publish, and may discontinue publication of, the Market Measures. The consequences of the Market Measure Publishers discontinuing publication of the Market Measures are discussed in the section entitled “Description of the Notes—Discontinuance of a Market Measure” beginning on page PS-22] of this pricing supplement. None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance, or publication of any of the Market Measures or any successor index.

The selection of the Market Measures is not a recommendation to invest in any of the Market Measures. Neither we nor any of our affiliates make any representation to you as to the performance of the Market Measures.

You should make your own investigation into the Market Measures.

S&P 500® Index

“Standard & Poor’s®”, “Standard & Poor’s 500TM”, “S&P 500®”, and “S&P®” are trademarks of S&P and have been licensed for use in this offering by our subsidiary, MLPF&S. The notes are not sponsored, endorsed, sold, or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the notes.

The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of January 31, 2012, 400 companies included in the S&P 500® Index traded on the New York Stock Exchange, and 100 companies included in the S&P 500® Index traded on The NASDAQ Stock Market. On January 31, 2012, the average market capitalization of the companies included in the S&P 500® Index was $23.76 billion. As of that date, the largest component of the S&P 500® Index had a market capitalization of $424.26 billion, and the smallest component of the S&P 500® Index had a market capitalization of $1.27 billion.

S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Ten main groups of companies constitute the S&P 500® Index, with the approximate percentage of the market capitalization of the S&P 500® Index included in each group as of January 31, 2012 indicated in parentheses: Consumer Discretionary (10.83%); Consumer Staples (10.87%); Energy (11.92%); Financials (14.11%); Health Care (11.69%); Industrials (10.95%); Information Technology (19.60%); Materials (3.73%); Telecommunication Services (2.73%); and Utilities (3.57%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

S&P calculates the S&P 500® Index by reference to the prices of the constituent stocks of the S&P 500® Index without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the S&P 500® Index constituent stocks and received the dividends paid on those stocks.

Computation of the S&P 500® Index

While S&P currently employs the following methodology to calculate the S&P 500® Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Redemption Amount. Historically, the market value of any component stock of the S&P 500® Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the S&P 500® Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500® Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P 500® Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index. Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above, where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by multiplying, for each stock in the S&P 500® Index, the IWF, the price, and total number of shares outstanding, adding together the resulting amounts, and then dividing that sum by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights. The S&P 500® Index is calculated using a base-weighted aggregate methodology. The level of the S&P 500® Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941 - 43 = 10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it serves as a link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index, and do not require index divisor adjustments. To prevent the level of the S&P 500® Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P 500® Index remains constant and does not reflect the corporate actions of individual companies in the S&P 500® Index. Index divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index closing level. Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at-the-market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the S&P 500® Index are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior. Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, when IWFs are reviewed.

The following graph sets forth the monthly historical performance of the S&P 500® Index in the period from January 2007 through January 2012. This historical data on the S&P 500® Index is not necessarily indicative of the future performance of the S&P 500® Index or what the value of the notes may be. Any historical upward or downward trend in the level of the S&P 500® Index during any period set forth below is not an indication that the level of the S&P 500® Index is more or less likely to increase or decrease at any time over the term of the notes. On February 24, 2012, the closing level of the S&P 500® Index was 1,365.74.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the S&P 500® Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the S&P 500® Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

S&P and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the S&P 500® Index in connection with this offering. “Standard & Poor’s®”, “Standard & Poor’s 500TM”, “S&P 500®”, and “S&P®” are trademarks of S&P and have been licensed for use in this offering by our subsidiary, MLPF&S. The notes are not sponsored, endorsed, sold, or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the notes. The license agreement provides that the following language must be stated in this pricing supplement:

“The notes are not sponsored, endorsed, sold, or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® Index to track general stock market performance. S&P’s only relationship to MLPF&S and to us (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed, and calculated by S&P without regard to MLPF&S, us, or the notes. S&P has no obligation to take the needs of MLPF&S, our needs, or the needs of the holders of the notes into consideration in determining, composing, or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing, or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED IN THE S&P 500® INDEX. S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS IN THE S&P 500® INDEX. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MLPF&S, US, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED IN THE S&P 500® INDEX IN CONNECTION WITH THE RIGHTS LICENSED UNDER THE LICENSE AGREEMENT DESCRIBED IN THIS PRICING SUPPLEMENT OR FOR ANY OTHER USE. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED IN THE S&P 500® INDEX. WITHOUT LIMITING ANY OF THE ABOVE INFORMATION, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, INCLUDING LOST PROFITS, EVEN IF NOTIFIED OF THE POSSIBILITY OF THESE DAMAGES.”

Russell 2000® Index

“Russell 2000®” and “Russell 3000®” are trademarks of Russell and have been licensed for use by our subsidiary, MLPF&S. The notes are not sponsored, endorsed, sold, or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the notes.

Russell began dissemination of the Russell 2000® Index (Bloomberg L.P. index symbol “RTY”) on January 1, 1984 and calculates and publishes the Russell 2000® Index. The Russell 2000® Index was set to 135 as of the close of business on December 31, 1986. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the Russell 2000® Index consists of approximately 2,000 of the smallest companies (based on a combination of their market capitalization and current index membership) included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 99% of the U.S. equity market. The Russell 2000® Index is determined, comprised, and calculated by Russell without regard to the notes.

Selection of Stocks Underlying the Russell 2000® Index

All companies eligible for inclusion in the Russell 2000® Index must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”). Using the HCIs, Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. For the 2010 reconstitution, Russell will use one year of assets or revenues data to determine the country for the company. Beginning in 2011, Russell will use the average of two years of assets or revenues data, in order to reduce potential turnover. Assets and revenues data are retrieved from each company’s annual report as of the last trading day in May. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the Russell 2000® Index must trade on a major U.S. exchange. Bulletin board, pink-sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00.

Nonetheless, a stock’s closing price (on its primary exchange) on the last trading day in May will be used to calculate market capitalization and index membership. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion, but the lowest price from a non-primary exchange will be used to calculate market capitalization and index membership. If multiple share classes exist, Russell will determine a primary trading vehicle, and the price of that primary trading vehicle (usually the most liquid) is used to calculate market capitalization.

An important criteria used to determine the list of securities eligible for the Russell 2000® Index is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately.

Companies with a total market capitalization of less than $30 million are not eligible for the Russell 2000® Index. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the Russell 2000® Index. Royalty trusts, limited liability companies, closed-end investment companies (business development companies are eligible), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion.

Annual reconstitution is a process by which the Russell 2000® Index is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the last trading day of May of each year, Russell reconstitutes the composition of the Russell 2000® Index using the then existing market capitalizations of eligible companies. Reconstitution of the Russell 2000® Index occurs on the last Friday in June or, when the last Friday in June is the 28th, 29th, or 30th, reconstitution occurs on the prior Friday. In addition, Russell adds initial public offerings to the Russell 2000® Index on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float”.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

As a capitalization-weighted index, the Russell 2000® Index reflects changes in the capitalization, or market value, of the component stocks relative to the entire market value of the Russell 2000® Index. The current Russell 2000® Index level is calculated by adding the market values of the Russell 2000® Index’s component stocks, which are derived by multiplying the price of each stock by the number of shares publicly available, to arrive at the available market capitalization of the 2,000 stocks. The available market capitalization is then divided by a divisor, which represents the index value of the Russell 2000® Index. To calculate the Russell 2000® Index, closing prices will be used from the primary exchange of each security. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Russell 2000® Index. In order to provide continuity for the Russell 2000® Index’s level, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings, and other capitalization changes.

The following graph sets forth the monthly historical performance of the Russell 2000® Index in the period from January 2007 through January 2012. This historical data on the Russell 2000® Index is not necessarily indicative of the future performance of the Russell 2000® Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Russell 2000® Index during any period set forth below is not an indication that the level of the Russell 2000® Index is more or less likely to increase or decrease at any time over the term of the notes. On February 24, 2012, the closing level of the Russell 2000® Index was 826.92.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Russell 2000® Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Russell 2000® Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

Russell and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S and its affiliates, including us, in exchange for a fee, of the right to use indices owned and published by Russell in connection with some securities, including the notes. The license agreement provides that the following language must be stated in this pricing supplement:

“The notes are not sponsored, endorsed, sold, or promoted by Russell. Russell makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Russell’s publication of the Russell 2000® Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. Russell’s only relationship to MLPF&S and to us is the licensing of certain trademarks and trade names of Russell and of the Russell 2000® Index, which is determined, composed, and calculated by Russell without regard to MLPF&S, us, or the notes. Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate, or in any way change the Russell 2000® Index. Russell has no obligation or liability in connection with the administration, marketing, or trading of the notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MLPF&S, US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SUPPLEMENT TO THE PLAN OF DISTRIBUTION; ROLE OF MLPF&S

AND CONFLICTS OF INTEREST

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this pricing supplement, less the indicated underwriting discount.

MLPF&S will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the public offering price. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these transactions; however it is not obligated to engage in any such transactions.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Morrison & Foerster LLP, our tax counsel. The following discussion supplements the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Code, regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as callable income-bearing single financial contracts linked to the Market Measures and under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization. This discussion assumes that the notes constitute callable income-bearing single financial contracts linked to the Market Measures for U.S. federal income tax purposes. If the notes do not constitute callable income-bearing single financial contracts, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

We will not attempt to ascertain whether the issuer of any of the component stocks included in the Market Measures would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code or a United States real property interest, within the meaning of Section 897(c)(1) of the Code. If the issuer of one or more stocks were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a U.S. Holder. You should refer to information filed with the SEC by the issuers of the component stocks included in the Market Measures and consult your tax advisor regarding the possible consequences to you, if any, if any issuer of the component stocks included in the Market Measures is or becomes a PFIC or is or becomes a United States real property holding corporation.

U.S. Holders

Although the U.S. federal income tax treatment of the stated periodic interest payments on the notes is uncertain, we intend to take the position, and the following discussion assumes, that the stated periodic interest payments constitute taxable ordinary income to a U.S. Holder at the time received or accrued in accordance with the U.S. Holder’s regular method of accounting.

Upon receipt of a cash payment at maturity or upon a sale, exchange or redemption of the notes prior to maturity, a U.S. Holder generally will recognize short-term capital gain or loss equal to the difference between the amount realized (other than amounts representing accrued stated periodic interest payments, which would be taxed as described above) and the U.S. Holder’s basis in the notes. A U.S. Holder’s tax basis in the notes will equal the amount paid by that holder to acquire them. The deductibility of capital losses is subject to limitations.

Additional Medicare Tax on Unearned Income. With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals and estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the notes.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes. In particular, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity, or upon a sale, exchange, redemption or other disposition of the notes generally would be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

In addition, it is possible that the notes could be treated as a unit consisting of a deposit and a put option written by the note holder, in which case the timing and character of income on the notes would be affected significantly.

Even if the Contingent Payment Regulations do not apply to the notes and the notes are not treated as a unit consisting of a deposit and a put option written by the note holder, other alternative U.S. federal income tax characterizations of the notes are possible (such as characterization as a notional principal contract), which, if applied, also could affect the timing and the character of a U.S. Holder’s income or loss.

The IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” The scope of the Notice may extend to instruments similar to the notes. According to the Notice, the IRS and Treasury are considering whether a holder of such instruments should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

Non-U.S. Holders

Because the U.S. federal income tax treatment of the notes (including the stated periodic interest payments) is uncertain, we will withhold U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) on the entire amount of stated periodic interest payments made. We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a Non-U.S. Holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable. In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders that are entities rather than individuals. The availability of a lower rate of withholding under an applicable income tax treaty will depend on whether such rate applies to the characterization of the payments under U.S. federal income tax laws. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

A Non-U.S. Holder will not be subject to U.S. federal income or withholding tax on any gain (not including, for the avoidance of doubt, any amounts representing accrued stated periodic interest payments which would be subject to the rules discussed in the previous paragraph) from the sale, exchange or redemption of the notes or their settlement at maturity, provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale, exchange or redemption of the notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the sale, exchange, or redemption and certain other conditions are satisfied.

If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the U.S. and if stated periodic interest payments and gain realized on the sale, exchange, redemption, or settlement of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from

U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such stated periodic interest payments and gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.

Withholding on Dividend Equivalents. A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder (as defined in the product supplement). Under proposed U.S. Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the notes, may be treated as dividend equivalents. If enacted in their current form, the regulations may impose a withholding tax on payments made on the notes on or after January 1, 2013 that are treated as dividend equivalents. In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld. Further, Non-U.S. Holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the notes in order to minimize or avoid U.S. withholding taxes.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MLPF&S or any of our other affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.